EXHIBIT 99.1

          Seabridge Gold Reports Positive Drill Results From Kerr Zone
             Updated KSM Resource Estimate Expected Before Year End

Press Release
Source: Seabridge Gold Inc.
On 2:19 pm EST, Tuesday November 3, 2009

TORONTO, CANADA--(Marketwire - 11/03/09) - Seabridge Gold Inc. (TSX:SEA - News) (AMEX:SA - News) -

Results from this year's core drill program at KSM's Kerr zone should successfully upgrade in-pit inferred resources to measured and indicated and improve the waste to ore ratio by converting material previously defined as waste to mineral resources.

Seabridge President Rudi Fronk commented that "this year's drilling on all three zones at KSM more than achieved our objectives. We are highly confident that we have upgraded the inferred resources in the proposed pit. We have also expanded the resource and improved the ore to waste ratio by discovering new zones and expanding the predicted width of the mineralization. Our next steps are to complete a new KSM resource estimate by year end, followed by new mine plans and culminating in a Preliminary Feasibility Study in March 2010."

The 30 year mine plan in the 2009 Preliminary Assessment captured 1.29 billion tonnes of mineralized material of which 277 million (21%) was classified as inferred mineral resources. To upgrade these in-pit inferred resources to the measured and indicated categories, additional drilling was completed during the 2009 program at the Mitchell, Sulphurets and Kerr zones. Drill results from the Mitchell and Sulphurets zone were announced previously, with results exceeding expectations (see news releases dated October 27, 2009 and October 14, 2009). Conversion of in pit inferred resources to measured and indicated will enable Seabridge to report them as mine reserves in its Preliminary Feasibility Study scheduled for completion in March 2010.

At the Kerr zone, the mine plan captured 148 million tonnes in the indicated category (grading 0.25 grams per tonne gold and 0.47% copper) plus 18 million tonnes in the inferred category (grading 0.23 gpt gold and 0.43% copper). Four holes totaling approximately 900 meters were drilled this summer to upgrade the in-pit inferred resources in the Kerr zone. Assay results of the four infill holes are as follows:


------------------------------------------------------------------------
                                            To     Length  Gold  Copper
Drill Hole  Depth (meters) From (meters) (meters) (meters) (gpt)   (%)
------------------------------------------------------------------------
                               72.0       134.0     62.0   0.17   0.18
 K-09-01        351.0      ------------- -------- -------- ----- ------
                               218.2      351.0    132.8   0.19   0.57
-------------------------- ------------- -------- -------- ----- ------
 K-09-02        201.0          85.0       201.0    116.0   0.25   0.39
-------------------------- ------------- -------- -------- ----- ------
                               21.3        92.3     71.0   0.30   0.75
 K-09-03        175.0      ------------- -------- -------- ----- ------
                               92.3       144.4     52.1   0.16   0.24
-------------------------- ------------- -------- -------- ----- ------
 K-09-04        150.0           6.8       120.0    113.2   0.19   0.37
-------------------------- ------------- -------- -------- ----- ------

The above reported drill holes were designed to intersect the true width of the Kerr zone.


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Descriptions of the four infill drill holes follow.

K-09-01: Southern portion of the Kerr zone, section 58500, drilled at 90 degrees azimuth and inclination of minus 53 degrees. This is an infill hole down-dip of the zone. The upper mineral intercept was not predicted by the model and should convert material previously classified as waste to mineral resources. Gold and copper grades in the lower zone met expectations and the mineralized width was greater than predicted by the resource model.

K-09-02: North-central part of the Kerr zone, section 59500, drilled at azimuth 90 degrees and inclination of minus 70 degrees. This is an infill hole on the down-dip side of the zone. Grade and width of mineralization are consistent with the resource model.

K-09-03: Northern part of the Kerr zone, section 59750, drilled at an inclination of minus 55 degrees and azimuth 90 degrees. This is an infill hole on the up-dip side of the zone. Overall widths of mineralization are consistent with the resource model. Gold and copper grades in the upper interval exceed predictions from the resource model and in the lower interval are in line with expectations.

K-09-04: Northern part of the Kerr zone, section 59850, drilled at azimuth 90 degrees and inclination of minus 60 degrees. This is an infill hole on the up-dip side of the zone. The width and grade of mineralization are as predicted from the resource model.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources prepared by Resource Modeling Incorporated for all three zones at the KSM project using a 0.50 gram per tonne gold equivalent cut-off grade (see news releases dated March 11, 2009 and March 25, 2009 for details).


   KSM Mineral Resources at 0.50 gpt Gold Equivalent Cutoff-Grade
---------------------------------------------------------------------
   Zone                   Measured Mineral Resources
---------------------------------------------------------------------
          Tonnes (000) Au (g/t) Au Ozs (000) Cu (%) Cu Lbs (millions)
---------------------------------------------------------------------
 Mitchell      579,300   0.66         12,292  0.18              2,298
---------------------- -------- ------------ ------ -----------------
Sulphurets                   No measured resources
---------------------------------------------------------------------
   Kerr                      No measured resources
---------------------------------------------------------------------
  Total        579,300   0.66         12,292  0.18              2,298
---------------------- -------- ------------ ------ -----------------


----------------------------------------------------------------------
   Zone                   Indicated Mineral Resources
----------------------------------------------------------------------
          Tonnes (000) Au (g/t) Au Ozs (000) Cu (%) Cu Lbs (millions)
----------------------------------------------------------------------
 Mitchell      930,600   0.62         18,550  0.18              3,692
---------------------- -------- ------------ ------ -----------------
Sulphurets      87,300   0.72          2,021  0.27                520
---------------------- -------- ------------ ------ -----------------
   Kerr        225,300   0.23          1,666  0.41              2,036
---------------------- -------- ------------ ------ -----------------
  Total      1,243,200   0.56         22,237  0.23              6,248
---------------------- -------- ------------ ------ -----------------



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---------------------------------------------------------------------
   Zone            Measured plus Indicated Mineral Resources
---------------------------------------------------------------------
          Tonnes (000) Au (g/t) Au Ozs (000) Cu (%) Cu Lbs (millions)
---------------------------------------------------------------------
 Mitchell    1,509,900   0.64         30,842   0.18             5,990
---------------------- -------- ------------ ------ -----------------
Sulphurets      87,300   0.72          2,021   0.27               520
---------------------- -------- ------------ ------ -----------------
   Kerr        225,300   0.23          1,666   0.41             2,036
---------------------- -------- ------------ ------ -----------------
  Total      1,822,500   0.59         34,529   0.21             8,546
---------------------- -------- ------------ ------ -----------------


----------------------------------------------------------------------
   Zone                    Inferred Mineral Resources
----------------------------------------------------------------------
          Tonnes (000) Au (g/t) Au Ozs (000) Cu (%) Cu Lbs (millions)
----------------------------------------------------------------------
 Mitchell      514,900   0.51          8,442   0.14             1,589
---------------------- -------- ------------ ------ -----------------
Sulphurets     160,900   0.63          3,259   0.17               603
---------------------- -------- ------------ ------ -----------------
   Kerr         69,900   0.18            405   0.39               601
---------------------- -------- ------------ ------ -----------------
  Total        745,700   0.50         12,106   0.17             2,793
---------------------- -------- ------------ ------ -----------------

Resource Modeling Incorporated is an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43-101.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2009 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.


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Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

Contact:


Contacts:
Seabridge Gold Inc.
Rudi P. Fronk
President and C.E.O.
(416) 367-9292
(416) 367-2711 (FAX)
info@seabridgegold.net